

Mail Stop 3561

January 21, 2010

Jieming Huang
President and Chief Executive Officer
Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

> **RE: Baby Fox International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-150835**
> **Filed December 22, 2009**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment two from our letter dated August 5, 2009. We continue to believe that additional analysis of this issue is necessary. Accordingly we reissue our comment. It appears to us that the shares being sold by Favor Jumbo Enterprises Ltd., First Prestige, Inc., JD Infinity Holdings, Inc., and Catalpha Holdings, Inc., were received for fundraising related services, including services related to this offering. Provide us with a detailed legal and

Jieming Huang, President and Chief Executive Officer
Baby Fox International, Inc.
January 21, 2010
p. 2

factual analysis supporting your conclusion that they are not underwriters.

2.	We note that the company intends to pay its declared dividends to shareholders of record on August 8, 2007 and December 10, 2007 when such payments become permissible under law. Please revise the disclosure throughout your document to name the shareholders who will receive these dividends. See prior comment six.

Summary, page 1

3.	Please revise your discussion on page three to state your working capital position and indicate that you have received a going concern opinion from your auditor.

Risk Factors, page 6

4.	We do not believe that the company has responded completely to our prior comment seven. Accordingly, we reissue. Many of the subheadings in your risk factors are too vague and generic to adequately describe the risk that follows. See, for example, "Need for additional employees." Please revise. Also, please revise to succinctly state in your subheadings the risks that result from the facts and uncertainties indentified while avoiding generic conclusions.

5.	We do not believe that the company has responded completely to our prior comment nine. Accordingly, we reissue. We note your statement in the risk factor "We have no plans to declare any dividends …" that you have no intention of paying any dividends in the foreseeable future. However you indicate elsewhere an intention to pay declared dividends on or before December 31, 2010. Please revise accordingly.

6.	We note your page nine risk factor addressing your relationship with Changzhou CTS. Please revise to add a separate risk factor discussing the risks associated with contracting with related parties and the lack of arms' length negotiations which appears distinct from the risk you've already presented.

7.	Please revise to more succinctly address the risks associated with you page 11 risk factor "Failure to comply with PRC regulations …"

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

8.	It was unclear to us where or how the company responded to prior comment 11 regarding average sales per square foot. Please advise.

Comparison of Years Ended June 30, 2009 and 2008
Sales, page 23

9.   We have reviewed your response to our prior comment 12 and your revised
        disclosure. However, it does not appear that you have adequately disclosed the
        factors that resulted in changes in sales revenue. Please revise your disclosure to
        explain the drivers of the substantial increase in sales at existing non-corporate
        stores compared to the static sales results from existing corporate stores.

Liquidity and Capital Resources, page 25

10.   We note your response to our prior comment 17 and the related revisions to your
        filing. Please revise to provide additional detail regarding management's
        expectations for your capital position over the next 12 months. For example, your
        disclosure indicates that liquidity is expected to improve following a warehouse
        sale during the fiscal quarter ended December 31, 2009, but you have not
        explained how this warehouse sale will improve your working capital position.
        Your revised disclosure should provide additional detail regarding your plans to
        more effectively control your accounts receivable and inventory balances in the
        future. Also, please provide management's assessment of the growing balance in
        accounts payable due to an affiliated company (i.e. ChangZhou CTS Fashion Co.
        which is owned by your CEO).

11.   In connection with the preceding comment, please disclose management's
        specific plans to satisfy the $440,100 of debt that is payable by March 31, 2010
        and the $836,190 of debt that is payable by June 16, 2010 and explain how the use
        of cash to meet these debt payments will affect your ability to meet your other
        cash requirements.

12.   We note your response to prior comment 17 and the revised disclosure on page
        28. Please revise to balance this discussion by addressing:
            a. Your negative working capital position;
            b. Your current cash balance;
            c. Your receipt of a going-concern opinion; and
            d. That there is no assurance that additional financings, whether debt or
               equity, will be available.

13.   We reissue prior comment 22. Please revise here and elsewhere to disclose the
        specific nature of the consulting services provided by each party referenced as
        receiving shares on January 18, 2008.

Business, page 30

14.   We note your response to our prior comment 28 and the revised text on page 40.

Please revise to disclose whether you have generated any sales through your online store.

Executive Compensation, page 46

15.   We note your response to comment 32. Please revise the introductory paragraph to clarify that the table reflects all compensation awarded to, earned by, or paid to the named executive officers.

Financial Statements

Consolidated Financial Statements for the Three Months Ended March 31, 2009
Notes to Consolidated Financial Statements
General

16.   Please revise to provide an affirmative statement that your interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Article 8-03 of Regulation S-X.

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008
Report of Independent Registered Public Accounting Firm, F-14

17.   We note that your independent registered public accounting firm's report is not signed. Please provide a signed audit report in accordance with Item 302 of Regulation S-T.

General

18.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountants with any amendments.

19.   We note that the 1,942,513 shares of common stock that were issued for services in connection with the private placement, based on your response to our prior comment 44, were recorded at par value. It appears that these shares should have been recorded at the fair value of the common stock issued, which based on your response, was determined to be $.20 or on the fair value of the consulting services provided, whichever is more readily determinable. Please revise or provide us with your analysis of the guidance supporting your accounting treatment. Refer to FASB ASC 505-50-30.

Part II

Item 16 - Exhibits

20. Your exhibit index indicates that the company has filed the exhibits 99.1, 99.2, 99.3 and 99.4 (the stock option agreements between Hitoshi Yoshida and Linyin Wang, Hitoshi Yoshida and Jieping Huang, Hitoshi Yoshida and Jieming Huang and the Shanghai Baby Fox Ltd. Store Sales Metrics, respectively) with your registration statement. It does not appear that all of the exhibits identified as being filed with this amendment have been filed. Please file the noted agreements as exhibits to the registration statement.

21. Your cover page indicates that you have changed counsel. Please revise to provide a new legality opinion and consent and revise your Legal Matters disclosure on page 54 or advise.

Exhibit 23.1 – Consent of Paritz & Company, P.A.

22. The consent provided by Paritz & Company refers to October 29, 2009 as the date of their report. This appears to be inconsistent with the audit report provided on F-14 which is dated October 23, 2009. Please advise your independent accountant to revise their consent to make reference to the date of their audit report.

Exhibit 99.4

23. We note your response to our prior comment 49. However, our prior comment is being re-issued as it does not appear that this exhibit was filed with your amended registration statement. Please provide updated comparative sales data metrics for each period presented in your filing. In addition, please disclose your basis for presenting each metric. For example, explain how you treat new stores, relocated stores, changes in store square footage, and store closings in your calculation of the metrics presented.

Item 17

24. We note your response to prior comment 50 and the revised text. Please note that the undertakings must be reproduced in the exact form given in Item 512 of Regulation S-K. Please revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Matthew Chang
Fax: (415) 955-8910